[INLAND AMERICAN REAL ESTATE TRUST, INC. LETTERHEAD]

January 5, 2011

Via Federal Express and EDGAR

Mr. Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549-3628

Re:	Inland American Real Estate Trust, Inc.
Schedule 14D-9
File No. 000-85811

Dear Mr. Duchovny:

We are writing on behalf of Inland American Real Estate Trust, Inc. (the “Company”) in response to the comments contained in your correspondence to our counsel dated December 27, 2010.  The headings and paragraph numbers below correspond to the headings and paragraphs numbers in your letter.  In addition, for your convenience we have reproduced your comment in this letter and included our response directly below each comment.

Item 3. Past Contacts, Transactions, Negotiations and Agreements, page 2

1.             We note your incorporation by reference of disclosure responsive to Item 3 of Schedule 14D-9. It is unclear how the incorporation by reference of the disclosure, instead of the inclusion of the disclosure in the Schedule 14D-9 delivered to security holders, complies with Instruction D to Schedule 14D-9. Please advise or revise.

Response:  The Company believes that its incorporation by reference of certain sections of its definitive proxy statement, filed with the Commission on May 28, 2010, is consistent with Instruction D to Schedule 14D-9 because it does not render the disclosure “misleading, incomplete, unclear or confusing.”  The information disclosed in the Company’s proxy statement and incorporated by reference to the Schedule 14D-9 primarily relates to the relationships and fee arrangements between the Company and its related party business manager and its affiliates as well as the compensation of the Company’s independent directors. In our view, the proxy statement does not disclose any relationships or conflicts of interest that would bear upon a stockholder’s decision whether to tender his, her or its shares as part of the tender offer described in the Schedule 14D-9.  The Company believes that all of the information that would be relevant to a stockholder’s decision on whether to tender his, her or its shares is already set forth in the Schedule 14D-9, specifically in response to Item 4(b).  This information relates to the offer price, the terms of the tender offer and the rights that a stockholder would lose upon tendering his, her or its shares.

Item 6. Interest in Securities of the Subject Company, page 4

2.             Please revise this Item to disclose the names of the individuals who acquired your shares through the DRP. Refer to Item 1008(b) of Regulation M-A.

Response:  The Company has revised Item 6 to disclose the names of the individuals that have purchased shares through the Company’s distribution reinvestment plan, in accordance with Item 1008(b) of Regulation M-A.  The Company’s Schedule 14D-9/A, as filed with the Commission as of the date of this letter, reflects this change.

Item 8. Additional Information,  page 4

3.             We note your statement that you disclaim any obligation to update any forward-looking statements. This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes. Please revise.

Response:  The Company has revised Item 8 to remove the statement disclaiming any obligation to update forward-looking statements.  The Company’s Schedule 14D-9/A, as filed with the Commission as of the date of this letter, reflects this change.

The Company acknowledges that:

•                                          it is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions regarding the foregoing.  Also, please advise whether the Staff has any additional comments to the Company’s Schedule 14D-9.  Kind regards.

Very truly yours,

INLAND AMERICAN REAL ESTATE TRUST, INC.

/s/ Roberta S. Matlin
Vice President

cc:	Michael J. Choate, Esq.